10F-3 Report
CGCM International Equity Investments
		9/1/2011		through	2/29/2012

Issuer Name	Trade Date	Selling Dealer	Offering Size	Total Amt. Allocated	Purchase Price	% Rec'd by Fund

Sun Art Retail	8/7/2011	UBS Asia	1,140,000,000	31,000.00	7.200	0.00%
Sun Art Retail	8/7/2011	HSBC Asia	1,140,000,000	6,500.00	7.200	0.00%
Citic Securities	9/28/2011	CLSA	945,535,000	54,300.00	13.300	0.01%